Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		September 30, 2021	December 31, 2020
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and deposits	5	226.5	289.5
Trade and other receivables	6	752.3	738.0
Unbilled receivables		414.3	342.2
Contract assets		69.6	66.7
Income taxes recoverable		54.8	47.2
Prepaid expenses		32.5	39.4
Other assets	8	32.7	42.1
Total current assets		1,582.7	1,565.1
Non-current
Property and equipment		230.3	240.1
Lease assets	4,7	426.0	447.0
Goodwill	4,14	1,707.3	1,673.8
Intangible assets	4	199.5	182.0
Net employee defined benefit asset		48.1	47.3
Deferred tax assets		46.8	42.4
Other assets	8	217.1	191.2
Total assets		4,457.8	4,388.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	5	14.2	4.7
Trade and other payables		583.2	576.0
Lease liabilities	4	100.7	103.6
Deferred revenue		189.9	197.3
Income taxes payable		28.1	24.2
Long-term debt	4,9	199.4	46.6
Provisions	10	26.6	20.5
Other liabilities	11	29.0	14.3
Total current liabilities		1,171.1	987.2
Non-current
Lease liabilities	4	482.8	526.2
Income taxes payable		8.9	10.2
Long-term debt	4,9	497.1	634.2
Provisions	10	112.7	107.7
Net employee defined benefit liability		76.9	91.2
Deferred tax liabilities		51.9	63.4
Other liabilities	11	44.1	39.5
Total liabilities		2,445.5	2,459.6
Shareholders’ equity
Share capital	12	965.7	932.2
Contributed surplus		10.3	12.9
Retained earnings		1,045.1	958.6
Accumulated other comprehensive income		(9.3)	24.8
Total shareholders’ equity		2,011.8	1,928.5
Non-controlling interests		0.5	0.8
Total liabilities and equity		4,457.8	4,388.9
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2021	2020	2021	2020
(In millions of Canadian dollars, except per share amounts)	Notes	$	$	$	$
Continuing operations
Gross revenue		1,168.3	1,177.9	3,391.5	3,604.0
Less subconsultant and other direct expenses		235.4	261.4	671.6	781.2

Net revenue		932.9	916.5	2,719.9	2,822.8
Direct payroll costs	15	425.9	437.4	1,263.2	1,347.3

Gross margin		507.0	479.1	1,456.7	1,475.5
Administrative and marketing expenses	12,15	353.2	324.1	1,036.0	1,035.4
Depreciation of property and equipment		13.8	14.3	40.4	43.7
Depreciation of lease assets		26.4	29.6	79.6	89.8
Amortization of intangible assets		15.0	13.6	42.0	41.4
(Reversal) impairment of lease assets	7	(1.7)	0.2	(4.3)	11.9
Net interest expense	9	9.6	11.5	29.5	39.0
Other net finance expense		1.5	0.9	4.1	3.3
Foreign exchange loss (gain)		2.1	0.3	3.1	(0.2)
Other (income) expense	16	(0.9)	(3.0)	(12.8)	5.0

Income before income taxes and discontinued operations		88.0	87.6	239.1	206.2

Income taxes	17
Current		31.0	25.4	72.3	55.6
Deferred		(13.0)	0.1	(17.3)	6.4

Total income taxes		18.0	25.5	55.0	62.0

Net income for the period from continuing operations		70.0	62.1	184.1	144.2

Discontinued operations
Net income from discontinued operations, net of tax		—	—	—	10.2

Net income for the period		70.0	62.1	184.1	154.4

Weighted average number of shares outstanding - basic		111,076,831	111,898,810	111,249,043	111,537,905

Weighted average number of shares outstanding - diluted		111,545,984	112,403,434	111,664,717	111,957,863

Shares outstanding, end of the period		111,158,576	112,100,709	111,158,576	112,100,709

Earnings per share, basic and diluted
Continuing operations		0.63	0.55	1.65	1.29
Discontinued operations		—	—	—	0.09

Total basic and diluted earnings per share		0.63	0.55	1.65	1.38

See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2021	2020	2021	2020
(In millions of Canadian dollars)	Notes	$	$	$	$
Net income for the period		70.0	62.1	184.1	154.4
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations		41.2	(35.0)	(34.5)	45.3
Net unrealized (loss) gain on FVOCI financial assets	8	(0.4)	—	(1.7)	3.1
Unrealized gain (loss) on interest rate swap	14	0.6	0.4	2.1	(4.6)
		41.4	(34.6)	(34.1)	43.8
Items not to be reclassified to net income:
Remeasurement adjustment on net employee defined benefit liability		—	—	—	5.8

Other comprehensive income (loss) for the period, net of tax		41.4	(34.6)	(34.1)	49.6

Total comprehensive income for the period, net of tax		111.4	27.5	150.0	204.0
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 12)	Share Capital (note 12)	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2019	111,212,975	879.8	23.9	917.7	54.1	1,875.5
Net income				154.4		154.4
Other comprehensive income					49.6	49.6
Total comprehensive income				154.4	49.6	204.0
Share options exercised for cash	1,733,905	55.1				55.1
Share-based compensation			0.2			0.2
Shares repurchased under Normal Course Issuer Bid	(846,171)	(6.8)	(0.2)	(24.4)		(31.4)
Reclassification of fair value of share options previously expensed		10.0	(10.0)			—
Dividends declared				(51.8)		(51.8)

Balance, September 30, 2020	112,100,709	938.1	13.9	995.9	103.7	2,051.6

Balance, December 31, 2020	111,005,347	932.2	12.9	958.6	24.8	1,928.5
Net income				184.1		184.1
Other comprehensive loss					(34.1)	(34.1)
Total comprehensive income (loss)				184.1	(34.1)	150.0
Share options exercised for cash	1,092,711	35.5				35.5
Share-based compensation			3.6			3.6
Shares repurchased under Normal Course Issuer Bid	(939,482)	(8.1)	(0.1)	(42.5)		(50.7)
Reclassification of fair value of share options previously expensed		6.1	(6.1)			—
Dividends declared				(55.1)		(55.1)

Balance, September 30, 2021	111,158,576	965.7	10.3	1,045.1	(9.3)	2,011.8
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2021	2020	2021	2020
(In millions of Canadian dollars)	Notes	$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	3
Net income from continuing operations		70.0	62.1	184.1	144.2
Add (deduct) items not affecting cash:
Depreciation of property and equipment		13.8	14.3	40.4	43.7
Depreciation of lease assets		26.4	29.6	79.6	89.8
(Reversal) impairment of lease assets	7	(1.7)	0.2	(4.3)	11.9
Amortization of intangible assets		15.0	13.6	42.0	41.4
Deferred income taxes		(13.0)	0.1	(17.3)	6.4
Unrealized loss (gain) on equity securities	16	0.3	(2.5)	(9.1)	4.5
Share-based compensation	12	10.7	1.2	28.1	11.1
Provisions	10	10.9	9.7	24.3	41.0
Other non-cash items		(0.3)	9.4	4.6	15.6
		132.1	137.7	372.4	409.6
Trade and other receivables		(28.3)	38.9	(26.8)	84.7
Unbilled receivables		(52.7)	(11.9)	(78.9)	(62.4)
Contract assets		(2.5)	(2.6)	(2.9)	(9.3)
Prepaid expenses		11.5	9.4	6.4	5.1
Income taxes recoverable		11.9	(7.4)	(6.5)	(13.8)
Trade and other payables and other accruals		24.4	(9.7)	(27.4)	(32.4)
Deferred revenue		4.6	9.4	(1.4)	(11.6)
		(31.1)	26.1	(137.5)	(39.7)
Cash flows from operating activities from continuing operations		101.0	163.8	234.9	369.9
Cash flows (used in) from operating activities from discontinued operations		—	(0.2)	—	1.3
Net cash flows from operating activities		101.0	163.6	234.9	371.2
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	4	(3.3)	—	(38.3)	—
Purchase of investments held for self-insured liabilities	8	(6.6)	(2.6)	(9.0)	(17.2)
Purchase of intangible assets		(1.8)	(0.6)	(3.8)	(2.3)
Purchase of property and equipment		(15.4)	(7.1)	(31.7)	(22.9)
Other		(0.6)	(2.5)	1.2	(2.2)
Net cash flows used in investing activities		(27.7)	(12.8)	(81.6)	(44.6)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from (repayment of) revolving credit facility	18	(10.0)	(170.0)	—	(172.0)
Repayment of notes payable and software financing obligations	18	(13.7)	(9.3)	(52.9)	(44.9)
Net lease payments	18	(34.1)	(32.1)	(98.6)	(94.2)
Repurchase of shares for cancellation		—	—	(50.7)	(33.4)
Proceeds from exercise of share options		4.8	13.3	35.5	55.1
Payment of dividends to shareholders	12	(18.3)	(17.3)	(53.9)	(50.6)
Net cash flows used in financing activities		(71.3)	(215.4)	(220.6)	(340.0)
Foreign exchange gain (loss) on cash held in foreign currency		9.8	(5.2)	(5.2)	5.9
Net increase (decrease) in cash and cash equivalents		11.8	(69.8)	(72.5)	(7.5)
Cash and cash equivalents, beginning of the period		200.5	266.3	284.8	204.0
Cash and cash equivalents, end of the period	5	212.3	196.5	212.3	196.5
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the three quarters ended September 30, 2021, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on November 3, 2021. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the three quarters ended September 30, 2021, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2020, annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2020, except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2020 annual consolidated financial statements, which included considerations for the impacts of the continuing COVID-19 pandemic. As there remains a great deal of uncertainty as to the pace of economic recovery from the disruption caused by the pandemic, management will continue to monitor the impact of the pandemic on its operations and financial position. Actual results could differ from estimates.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS
39, IFRS 7, IFRS 4 and IFRS 16), with an effective date of January 1, 2021. Phase 2 amendments provide relief for "replacement issues" that may arise during the reform, such as changes to contractual cash flows for financial instruments or hedging relationships resulting from the transition to an alternative benchmark rate. This amendment did not have an impact on the Company's consolidated financial statements.

Effective January 1, 2021, the Company revised its accounting policy to present the consolidated statement of cash flows using the indirect method, a change from the direct method previously applied. The indirect method provides more relevant information on items not affecting cash, a reconciliation of net income from continuing operations to net

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-7	Stantec Inc.

cash flows from operating activities, and improves comparability. The change in accounting policy was adopted retrospectively, therefore the comparative periods are presented using the indirect method. No adjustments were required for each of the comparative periods presented for cash flows arising from operating, investing, and financing activities.

Future adoptions
The standards, amendments, and interpretations issued before 2021 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2020 annual consolidated financial statements. In addition, the following amendments were issued during 2021:

•In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.
•In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.
•In April 2021, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on the treatment of configuration and customization costs associated with cloud computing arrangements where the underlying software is not recognized as an intangible asset. The decision concluded that these costs may be capitalized as a separate intangible asset if they meet both the definition of an intangible asset and the recognition criteria in IAS 38 Intangible Assets. When these costs do not qualify for separate recognition as an intangible asset and are not distinct from the software, these costs are expensed over the term of the software contract as access is provided.
•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies would be required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted, applied retrospectively.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4.Business Acquisitions
On March 1, 2021 the Company acquired all the shares and business of Greg Tucker and Associates Pty Ltd. (GTA) for cash consideration and notes payable. GTA is an Australian-based transportation planning and engineering firm with offices in Melbourne, Sydney, Brisbane, Adelaide, and Perth. This addition further strengthens the Company's Infrastructure operations in the Global group of cash generating units (CGUs).

On May 1, 2021, the Company acquired all the shares and business of Clever West Investments Pty Ltd. (Engenium) for cash consideration and notes payable. Engenium is based in Australia and specializes in the delivery of sustainable mining, resources, and industrial infrastructure projects, and has a strong focus on renewable energy and sustainable solutions. This addition further strengthens the Company's commitment to sustainability in its Global group of CGUs and Energy & Resources operations.

On September 30, 2021, the Company acquired certain assets and liabilities of Paleo Solutions, Inc. (Paleo). Paleo is a full-service natural resources and cultural resources management consulting firm. Paleo provides paleontological and archaeological services for the rail, transportation, water, and power sectors. Paleo is headquartered in Los

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-8	Stantec Inc.

Angeles, California with offices in Redlands, California and Denver, Colorado. This addition further strengthens the Company's commitment to sustainability in the Environmental Services operations in the United States CGU.

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For the acquisitions completed year to date	Notes	Total $

Cash consideration	5	49.4
Notes payable	9	36.1
Consideration		85.5

Assets and liabilities acquired
Cash acquired		11.1
Non-cash working capital
Trade receivables		11.2
Trade and other payables		(9.8)
Lease liabilities		(3.2)
Other non-cash working capital		0.9
Lease assets		8.8
Intangible assets		22.2
Lease liabilities		(5.2)
Deferred tax liabilities		(5.3)
Other		(1.9)
Total identifiable net assets at fair value		28.8
Goodwill arising on acquisitions		56.7

Trade receivables and other non-cash working capital are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition as if the acquired leases were new leases at the acquisition date. The lease assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable/unfavorable terms of the lease relative to market terms.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill and intangible assets of $5.2 are deductible for income tax purposes.

At September 30, 2021, provisions for claims outstanding relating to all prior acquisitions were $5.2, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree.

For business combinations that occurred in 2021, gross revenue earned in 2021 since the acquired entities' acquisition dates is approximately $31.8. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree's earnings in its consolidated financial statements since the acquisition date.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-9	Stantec Inc.

Consideration paid
Details of the cash consideration paid for the current year acquisitions are as follows:

September 30, 2021
$
Cash consideration paid	49.4
Cash acquired	11.1
Total net cash paid	38.3
Fair value of net assets for current and prior year acquisitions
The preliminary fair values of the net assets recognized in the Company's consolidated financial statements were based on management's best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Teshmont Consultants LP, Wenck Enterprises Inc., and AGEL adviseurs B.V. and is awaiting the vendor's closing financial statements for GTA, Engenium, and Paleo. Once the outstanding information from the acquisitions is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized. No significant measurement period adjustments were recorded in the first three quarters of 2021.

5.Cash and Cash Equivalents
The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	September 30, 2021	September 30, 2020
	$	$

Cash	204.1	225.6
Cash in escrow	4.5	—
Unrestricted investments	17.9	2.8
Cash and deposits	226.5	228.4
Bank indebtedness	(14.2)	(31.9)
Cash and cash equivalents	212.3	196.5

Cash in escrow includes cash consideration for an acquisition.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-10	Stantec Inc.

6.Trade and Other Receivables

	September 30, 2021	December 31, 2020
	$	$

Trade receivables, net of expected credit losses of $2.0 (2020 – $3.0)	728.6	702.7
Holdbacks, current	15.1	19.7
Other	8.6	15.6
Trade and other receivables	752.3	738.0

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
September 30, 2021	730.6	412.7	177.4	49.2	31.2	60.1
December 31, 2020	705.7	389.5	160.3	60.9	25.9	69.1

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 14.

7.Lease Assets
As part of the Company's strategic initiative in 2020, the real estate lease portfolio was evaluated and resulted in the approval of a formal plan to sublease certain underutilized office spaces. This change in use resulted in the recognition of impairment losses during the year ended December 31, 2020, where the carrying amount of the assets exceeded the recoverable amount, determined based on the value in use method.

During the first three quarters of 2021, payments made for variable costs on impaired office lease assets reduced the estimated future cash outflows and increased the recoverable amount of the lease assets. This resulted in a $4.3 reversal of the recorded impairments, primarily related to the Canada reportable segment.

8.Other Assets

		September 30, 2021	December 31, 2020
	Note	$	$

Financial assets
Investments held for self-insured liabilities	13	190.4	174.9
Holdbacks on long-term contracts		31.3	25.9
Other		11.6	12.4
Non-financial assets
Investments in joint ventures and associates		7.5	8.3
Other		9.0	11.8
		249.8	233.3
Less current portion - financial		27.6	34.7
Less current portion - non-financial		5.1	7.4
Long-term portion		217.1	191.2

Financial assets-other primarily include indemnifications, sublease receivables, and deposits. Non-financial assets-other include deferred contract costs, transactions costs on long-term debt, and investment tax credits.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-11	Stantec Inc.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income. During the first three quarters of 2021, the Company recorded an unrealized gain on equity securities of $9.1 (September 30, 2020 – unrealized loss of $4.5) (note 16) and an unrealized loss on bonds of $1.7 (September 30, 2020 – unrealized gain of $3.1).

9. Long-Term Debt

	September 30, 2021	December 31, 2020
	$	$

Senior unsecured notes	298.2	299.5
Term loan	309.6	309.1
Notes payable	63.3	68.8
Software financing obligations	25.4	3.4
	696.5	680.8
Less current portion	199.4	46.6
Long-term portion	497.1	634.2

Interest expense on the Company’s long-term debt for the first three quarters of 2021 was $13.7 (September 30, 2020 – $19.2).

Senior unsecured notes
The Company has $300.0 of senior unsecured notes (the notes) that mature on October 8, 2027. The notes bear interest at a fixed rate of 2.048% per annum, which is payable in Canadian funds semi-annually on April 8th and October 8th of each year. The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit facilities and term loan
The Company has syndicated credit facilities consisting of a senior revolving credit facility in the maximum amount of $800.0 and senior term loan of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions.

The revolving credit facility matures on June 27, 2024. Tranche B and C of the term loan are payable in Canadian funds of $150.0 (due on June 27, 2022) and $160.0 (due on June 27, 2023), respectively, and may be repaid from time to time at the option of the Company. The average interest rate for the credit facilities at September 30, 2021, was 2.73% (December 31, 2020 – 2.55%).

The Company is subject to restrictive covenants related to its credit facilities which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2020. The Company was in compliance with these covenants as at and throughout the three quarters ended September 30, 2021.

Notes payable
Notes payable consists primarily of notes payable for acquisitions (note 4). The weighted average interest rate on the notes payable at September 30, 2021, was 1.72% (December 31, 2020 – 2.40%). Notes payable may be supported by promissory notes and are due at various times from 2021 to 2024. The aggregate maturity value of the notes at September 30, 2021, was $64.1 (December 31, 2020 – $69.8).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-12	Stantec Inc.

Software financing obligations
The Company has financing obligations for software (included in intangible assets) bearing interest at rates ranging from 0.0% to 4.7%. These obligations expire at various dates before August 2025. Software additions acquired through software financing obligations in the first three quarters of 2021, were $37.8 (December 31, 2020 - $0.4) and have been excluded from the consolidated statement of cash flows (note 18).

Surety facilities
The Company has surety facilities related to Construction Services (which was sold in 2018), to accommodate the issuance of bonds for certain types of project work. At September 30, 2021, the Company had retained bonds of $76.8 (US$60.8) (December 31, 2020 – $155.1 (US$121.8)) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before April 2023. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $11.6 (December 31, 2020 - $12.0) in bonds for Consulting Services that will expire on completion of the associated projects. The estimated completion dates of these projects are before October 2028.

10.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2021	95.8	13.8	12.2	6.4	128.2
Current period provisions	19.1	3.6	1.1	0.5	24.3
Acquisitions	—	—	0.5	—	0.5
Paid or otherwise settled	(9.3)	—	(1.1)	(2.8)	(13.2)
Impact of foreign exchange	(0.3)	—	(0.2)	—	(0.5)
	105.3	17.4	12.5	4.1	139.3
Less current portion	6.2	14.5	2.2	3.7	26.6
Long-term portion	99.1	2.9	10.3	0.4	112.7

11.Other Liabilities

		September 30, 2021	December 31, 2020
	Note	$	$

Cash-settled share-based compensation		44.1	25.5
Deferred non-corporate tax liabilities		13.1	13.2
Interest rate swap	14	4.2	6.9
Other		11.7	8.2
		73.1	53.8
Less current portion		29.0	14.3
Long-term portion		44.1	39.5

During 2020, certain jurisdictions, primarily the United States, and Australia permitted companies to defer certain non-corporate tax payments. At September 30, 2021, the Company deferred payments of these non-corporate taxes of

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-13	Stantec Inc.

$13.9. Of this amount, $0.8 is due within the next 12 months and is recorded in trade and other payables and $13.1 is due before the end of 2022 and is recorded in other liabilities.

12.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
On November 12, 2020, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,605,224 common shares during the period November 16, 2020, to November 15, 2021. The Company also has an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. As at September 30, 2021 and December 31, 2020, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

During the first three quarters of 2021, 939,482 common shares (September 30, 2020 - 846,171) were repurchased for cancellation pursuant to the NCIB at a cost of $50.7 (September 30, 2020 - $31.4).
Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2021.

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 4, 2020	December 31, 2020	January 15, 2021	0.155	17.2
February 24, 2021	March 31, 2021	April 15, 2021	0.165	18.4
May 5, 2021	June 30, 2021	July 15, 2021	0.165	18.3
August 4, 2021	September 30, 2021	October 15, 2021	0.165	—

At September 30, 2021, trade and other payables included $18.4 (December 31, 2020 – $17.2) related to the dividends declared on August 4, 2021.

Share-based payment transactions
During the third quarter of 2021, the Company recognized share-based compensation expense of $10.7 (September 30, 2020 - $1.2) in administrative and marketing expenses in the consolidated statements of income related to the cash-settled share-based compensation (Restricted Share Units (RSUs), Deferred Share Units (DSUs), and Preferred Share Units (PSUs)).

During the first three quarters of 2021, the Company recognized share-based compensation expense of $28.1 (September 30, 2020 – $11.1) in administrative and marketing expenses in the consolidated statements of income. Also, an adjustment of $3.5 (September 30, 2020 - $0.6) was included in contributed surplus for deferred tax impacts on share-based compensation.

During the first three quarters of 2021, the Company granted 124,599 RSUs at a fair value of $6.7 (September 30, 2020 - 138,148 units for $5.8), and 242,701 PSUs at a fair value of $14.0 (September 30, 2020 - 308,136 units for $16.4), under the same terms, conditions, and vesting requirements as the units issued in 2020. Also, during the first three quarters of 2021, 253,373 PSUs were paid at a value of $9.0 (September 30, 2020 - 234,966 PSUs were paid at a value of $6.6 and 149,848 DSUs were paid at a value of $6.1).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-14	Stantec Inc.

At September 30, 2021, the accrued obligations for RSUs of $10.6 (December 31, 2020 - $4.2) and for PSUs of $21.4 (December 31, 2020 - $14.3), and the fair value of outstanding and vested DSUs of $11.9 (December 31, 2020 - $6.7) were recorded in other liabilities (note 11).

13.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first three quarters of 2021, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at September 30, 2021:

		Carrying Amount	Level 1	Level 2	Level 3
	Notes	$	$	$	$

Assets
Investments held for self-insured liabilities	8	190.4	—	190.4	—

Liabilities
Interest rate swap	11,14	4.2	—	4.2	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at September 30, 2021:

		Carrying Amount	Level 1	Level 2	Level 3
	Note	$	$	$	$

Senior unsecured notes	9	298.2	—	294.0	—
Notes payable	9	63.3	—	63.6	—

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-15	Stantec Inc.

The fair value of senior unsecured notes and notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

14.Financial Instruments
a)Derivative financial instruments
The Company has an interest rate swap agreement to hedge the interest rate variability on Tranche C of the term loan with a notional amount of $160.0. The change in fair value of the interest rate swap, estimated using market rates at September 30, 2021, is an unrealized gain of $2.7 ($2.1 net of tax) (September 30, 2020 – unrealized loss of $6.1 ($4.6 net of tax)). The unrealized gains and losses relating to the swap are recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities.

As at September 30, 2021, the Company has foreign currency forward contracts to purchase US$117.5 for CA$149.8 equivalent on the trade date. These were entered to mitigate the risk of foreign currency fluctuations. The fair value of these contracts, estimated using market rates as at September 30, 2021, is an unrealized loss of $1.4 and was recorded in foreign exchange loss (gain) and in the consolidated statement of financial position within trade and other payables.

b)Nature and extent of risks
The COVID-19 pandemic, as described in note 2, has generally increased the nature and extent of risks arising from financial instruments that the Company is exposed to. Management is closely monitoring the impact of the pandemic on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at September 30, 2021, was $1,696.0 (December 31, 2020 – $1,649.6).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At September 30, 2021, the days of revenue in trade receivables was 58 days (December 31, 2020 – 58 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, long-term and short-term borrowings from its $800.0 revolving credit facility, term loans, and

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-16	Stantec Inc.

the issuance of common shares. The unused capacity of the revolving credit facility at September 30, 2021, was $779.8 (December 31, 2020 – $786.5). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). During the first three quarters of 2021, the Company recorded exchange losses on translation of foreign operations of $34.5 through other comprehensive income (loss), of which $23.2 related to goodwill. The Company does not hedge for this foreign exchange risk.

15.Employee Costs from Continuing Operations

		For the quarter ended September 30,		For the three quarters ended September 30,
		2021	2020	2021	2020
	Note	$	$	$	$
Wages, salaries, and benefits		667.1	657.0	1,988.1	2,027.9
Pension costs		18.3	19.9	57.4	59.8
Share-based compensation	12	10.7	1.2	28.1	11.1
Total employee costs		696.1	678.1	2,073.6	2,098.8
Direct labor		425.9	437.4	1,263.2	1,347.3
Indirect labor		270.2	240.7	810.4	751.5
Total employee costs		696.1	678.1	2,073.6	2,098.8

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs for the first three quarters of 2021 is $56.2 (September 30, 2020 – $58.3) related to defined contribution plans.

As a result of the COVID-19 pandemic, government grants received for wage subsidies for the first three quarters of 2021 were $4.3 (September 30, 2020 - $3.5).The wage subsidies were presented as a reduction to direct labor of $3.3 (September 30, 2020 - $nil) in direct payroll costs and indirect labor of $1.0 (September 30, 2020 - $3.5) in administrative and marketing expenses. At September 30, 2021, there were no unperformed conditions related to these grants.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-17	Stantec Inc.

16.Other (Income) Expense

	For the quarter ended September 30,		For the three quarters ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Share of income from joint ventures and associates	(0.2)	(0.9)	(1.6)	(1.1)
Unrealized loss (gain) on equity securities	0.3	(2.5)	(9.1)	4.5
Other	(1.0)	0.4	(2.1)	1.6
Total other (income) expense	(0.9)	(3.0)	(12.8)	5.0

17.Income Taxes
The estimated effective tax rate was reduced from the prior year rate primarily due to the implementation of certain tax strategies, tax rate differences and mix of forecasted earnings from the foreign jurisdictions the Company operates in, a reduction in non-deductible expenses, and revisions of certain tax estimates.

18.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the quarter ended September 30, 2021, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
June 30, 2021	298.1	319.4	73.9	26.8	605.9	1,324.1
Statement of cash flows
Proceeds	—	10.0	—	—	—	10.0
Repayments or payments	—	(20.0)	(11.7)	(2.0)	(34.1)	(67.8)
Non-cash changes
Foreign exchange	—	—	(0.1)	0.6	6.2	6.7
Additions and modifications	—	—	1.3	—	4.9	6.2
Other	0.1	0.2	(0.1)	—	0.6	0.8
September 30, 2021	298.2	309.6	63.3	25.4	583.5	1,280.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-18	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2021, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2021	299.5	309.1	68.8	3.4	629.8	1,310.6
Statement of cash flows
Proceeds	—	37.0	—	—	1.9	38.9
Repayments or payments	—	(37.0)	(37.2)	(15.7)	(100.5)	(190.4)
Non-cash changes
Foreign exchange	—	—	(2.9)	(0.3)	(6.2)	(9.4)
Additions and modifications	—	—	36.1	37.8	57.8	131.7
Other	(1.3)	0.5	(1.5)	0.2	0.7	(1.4)
September 30, 2021	298.2	309.6	63.3	25.4	583.5	1,280.0

	For the quarter ended September 30,		For the three quarters ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Supplemental disclosure
Income taxes paid	16.3	39.2	67.6	64.3
Net interest paid	8.2	11.5	25.8	37.8

Interest on lease liabilities during the first three quarters of 2021 was $17.9 (September 30, 2020 - $22.1) and for the third quarter of 2021 was $5.6 (September 30, 2020 - $7.0).

19.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Reconciliations of gross margin to net income before taxes and discontinued operations is included in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-19	Stantec Inc.

Reportable segments from continuing operations

	For the quarter ended September 30, 2021
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	323.9	617.0	253.9	1,194.8	(26.5)	1,168.3
Less inter-segment revenue	7.8	8.4	10.3	26.5	(26.5)	—
Gross revenue from external customers	316.1	608.6	243.6	1,168.3	—	1,168.3
Less subconsultants and other direct expenses	41.7	149.0	44.7	235.4	—	235.4
Total net revenue	274.4	459.6	198.9	932.9	—	932.9
Gross margin	146.9	253.0	107.1	507.0	—	507.0

	For the quarter ended September 30, 2020
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	325.0	656.7	219.7	1,201.4	(23.5)	1,177.9
Less inter-segment revenue	8.8	4.3	10.4	23.5	(23.5)	—
Gross revenue from external customers	316.2	652.4	209.3	1,177.9	—	1,177.9
Less subconsultants and other direct expenses	46.0	173.2	42.2	261.4	—	261.4
Total net revenue	270.2	479.2	167.1	916.5	—	916.5
Gross margin	136.2	253.5	89.4	479.1	—	479.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-20	Stantec Inc.

	For the three quarters ended September 30, 2021
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	945.2	1,811.7	715.9	3,472.8	(81.3)	3,391.5
Less inter-segment revenue	23.7	23.0	34.6	81.3	(81.3)	—
Gross revenue from external customers	921.5	1,788.7	681.3	3,391.5	—	3,391.5
Less subconsultants and other direct expenses	113.0	429.4	129.2	671.6	—	671.6
Total net revenue	808.5	1,359.3	552.1	2,719.9	—	2,719.9
Gross margin	432.8	732.0	291.9	1,456.7	—	1,456.7

	For the three quarters ended September 30, 2020
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	947.5	2,069.7	661.5	3,678.7	(74.7)	3,604.0
Less inter-segment revenue	27.5	14.4	32.8	74.7	(74.7)	—
Gross revenue from external customers	920.0	2,055.3	628.7	3,604.0	—	3,604.0
Less subconsultants and other direct expenses	112.9	535.0	133.3	781.2	—	781.2
Total net revenue	807.1	1,520.3	495.4	2,822.8	—	2,822.8
Gross margin	402.4	807.0	266.1	1,475.5	—	1,475.5

The following tables disclose the disaggregation of non-current assets and gross revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	September 30, 2021	December 31, 2020	For the quarter ended September 30,		For the three quarters ended September 30,
			2021	2020	2021	2020
	$	$	$	$	$	$

Canada	648.5	646.0	316.1	316.2	921.5	920.0
United States	1,390.7	1,430.0	608.6	652.4	1,788.7	2,055.3
United Kingdom	137.7	142.4	84.5	79.9	250.0	240.6
Other global geographies	386.2	324.5	159.1	129.4	431.3	388.1
	2,563.1	2,542.9	1,168.3	1,177.9	3,391.5	3,604.0

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-21	Stantec Inc.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the quarter ended September 30,		For the three quarters ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Buildings	230.9	237.3	679.8	769.1
Energy & Resources	138.9	146.8	412.6	476.2
Environmental Services	217.3	198.1	590.9	559.4
Infrastructure	324.1	333.4	949.6	1,032.2
Water	257.1	262.3	758.6	767.1
Total gross revenue from external customers	1,168.3	1,177.9	3,391.5	3,604.0

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34. The uncertain impacts of the COVID-19 pandemic also may result in changes to this pattern.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No individual customer exceeds 10% of the Company’s gross revenue.

20.Events after the Reporting Period
Acquisitions

Cardno
On October 21, 2021 the Company entered into share purchase agreements (the “Cardno Acquisition”) to acquire the North America and Asia Pacific engineering and consulting groups (“the Select Assets”) of Cardno Limited (Cardno) and is expected to add 2,750 people. Under the terms of the acquisition, the Company will acquire the Select Assets for aggregate cash consideration of US$500 (approximately $620), subject to possible price adjustments for final delivered values of net working capital and net debt relative to estimated amounts. Completion of the Cardno Acquisition remains subject to Cardno shareholders voting in favor of the acquisition, Cardno having completed a pre-sale restructure to transfer the International Development business outside of the Select Assets, all waiting periods to consummate the acquisition under the Hart-Scott-Rodino Act having expired or been terminated, and Defense Counterintelligence and Security Agency of the U.S. Department of Defense having approved the acquisition for the purposes of applicable foreign investment laws in the United States. The acquisition will be funded with existing funds and credit facilities, and is expected to close before the end of 2021.

Driven by Values
On November 1, 2021, the Company completed the acquisition of Driven by Values B.V., a 28-person firm based in the Netherlands. The firm specializes in energy transition and will further strengthen the Global Energy & Resources operations.

Revolving credit facilities and term loan
On October 29, 2021 the Company amended its agreement to include sustainability linked metrics and extend the maturity dates of the $800.0 senior revolving credit facility from June 27, 2024 to October 29, 2026, $150.0 tranche B of the term loan from June 27, 2022 to October 29, 2024, and $160.0 tranche C of the term loan from June 27, 2023 to October 29, 2026.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-22	Stantec Inc.

Dividend
On November 3, 2021, the Company declared a dividend of $0.165 per share, payable on January 18, 2022, to shareholders of record on December 31, 2021.

21.Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted for 2021.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2021	F-23	Stantec Inc.